Exhibit 99.8

GDS HOLDINGS LIMITED

NOTICE OF GENERAL MEETING OF HOLDERS OF THE PREFERRED SHARES OF THE COMPANY

TO BE HELD ON June 5, 2023

Dear Shareholders,

Notice is hereby given that GDS Holdings Limited, a Cayman Islands company (the “Company”), will hold its general meeting (the “Meeting”) of the holders of its Series A convertible preferred shares at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 5:30 p.m. (China Standard Time) on June 5, 2023 for the following purpose:

Proposal 1

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 77,935,840 ordinary shares (comprising 18,457,504 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 59,478,336 Class B ordinary shares owned by him or his associates), representing 5.0018 per cent. of the Company’s total issued share capital as of the date of this notice.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to beneficially own not less than 5% of the then issued share capital of the Company on an as-converted basis (the “Threshold”), the Class B ordinary shares are entitled to cast 20 votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares (the “Class B Shares Entitlement”). All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Threshold.

Reference is made to the Company’s annual report on Form 20-F for the year ended December 31, 2022, Mr. Huang has in the past entered into certain transactions from time to time, including derivative transactions, that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 30,457,504 ordinary shares beneficially owned by him (the “Subject Ordinary Shares”), which transactions he originally entered into between May 2020 and June 2022, will expire between June 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the Subject Ordinary Shares1 to the counterparties (i.e. a physical settlement), his beneficial ownership interest in the Company’s total issued share capital would decrease to approximately 2.8%, which is below the Threshold and would trigger an automatic conversion event where all of the remaining Class B ordinary shares held by Mr. Huang will automatically convert into Class A ordinary shares in accordance with Article 9(a)(ii)(B) of the existing Articles of Association.

1 If any Class B ordinary shares are to be transferred as part of such physical settlement, such Class B ordinary shares shall be converted into Class A ordinary shares in accordance with the Articles of Association prior to the settlement.

This will constitute a “change of control” of the Company as Mr. Huang will no longer enjoy the Class B Shares Entitlement and therefore no longer be classified as a controlling shareholder of the Company. A change of control would have potentially material and adverse consequences on the Company, including but not limited to implications for the purposes of China’s national security review regime and anti-monopoly merger filing requirements, as applicable. The Board (including the Independent Directors) has considered the consequences of the potential automatic conversion of all of Mr. Huang’s Class B ordinary shares and determined that it is not in the interests of the Company’s shareholders as a whole if Mr. Huang ceased to be the controlling shareholder of the Company, particularly due to the potential consequential PRC national security review and anti-monopoly merger filing considerations upon such change of control event and the potential adverse impact to the Group’s operation in the PRC due to such review and filing. In addition, a change of control of the Company would also materially adversely affect the Company in a commercial operation perspective as the lenders under certain facility agreements have the right to demand early repayment and customer agreements entered into the Group may be early terminated as such agreements contain change of control clauses.

In order to mitigate the aforementioned risk of a potential change of control, including as a result of the physical settlement of the Subject Ordinary Shares or any further share issues by the Company in future, the Board is seeking the shareholders’ approval to reduce the Threshold, from not less than five per cent. (5%), to not less than two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board, the thresholds for Mr. Huang’s beneficial ownership specified in the following sections of the Company’s Articles of Association:

(i)	in the definition of “Automatic Conversion Event,” below which threshold the Class B ordinary shares shall automatically convert into Class A ordinary shares, and

(ii)	in Article 86(4)(A), and other relevant articles in the Articles of Association, below which threshold the holders of the Class B ordinary shares shall cease to have the right to nominate five (5) Directors (one of which is intended to be Mr. William Wei Huang) for appointment as Directors of our Company.

The effect of the above exclusion of certain events of share issue from the denominator will allow the Company to conduct further share issues and equity and convertible financings as well as providing equity incentive to its employees in future without the issue of shares constituting an Automatic Conversion Event, with the implications set out above, thereby granting the Company greater flexibility in fulfilling its future financing needs. On the basis that all of the Subject Ordinary Shares will be physically settled, Proposal 1 is being adopted by the shareholders and based on the Company’s total issued share capital as of the date of this notice, Mr. Huang’s aggregate voting power with Class A and Class B ordinary shares voting on a 1:1 basis and 1:20 basis respectively is expected to be approximately 2.90% and 37.43%.

Upon consideration, the Board (including the Independent Directors) proposes these amendments to the Articles of Association in order to maintain the continuity of the Company’s existing corporate governance structure and to thereby avoid triggering a change of control and all of the afore-mentioned consequences that would not be in the Company’s best interest. Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 18,457,504 Class A ordinary shares in the form of ADSs and 59,478,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the Meeting and the meeting of the holders of the Class A ordinary shares.

Accordingly, Proposal 1 is to consider and, if thought fit, pass the following resolution as a Special Resolution of all holders of preferred shares:

THAT:

(1)	the amendment of the rights attached to the Class B ordinary shares of the Company to reduce the ownership threshold at which such Class B ordinary shares will automatically convert into Class A ordinary shares of the Company from five per cent. (5%), to two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings or in any related arrangement or transaction associated with such financing or refinancing undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board, be and is hereby approved; and

(2)	to give effect to the above change, the existing Articles of Association of the Company be and are hereby amended by:

(i)	inserting the following new definition of “Minimum Shareholding” in alphabetical order in Article 2(1);

“Minimum Shareholding”	two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings or in any related arrangement or transaction associated with such financing or refinancing undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board.

(ii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in the definition of “Automatic Conversion Event” in Article 2(1) and replacing them with the words “the Minimum Shareholding”;

(iii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(A) and replacing them with the words “the Minimum Shareholding”;

(iv)	deleting the words “five per cent. (5%) but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(C) and replacing them with the words “the Minimum Shareholding but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(v)	deleting the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(D) and replacing them with the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(vi)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(10) and replacing them with the words “the Minimum Shareholding”;

(vii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 114(1) and replacing them with the words “the Minimum Shareholding”;

(3)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contain all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(4)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on May 22, 2023 (China Standard Time) as the record date (the “Shares Record Date”) for determining the holders of our preferred shares entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only holders of our preferred shares registered in the register of members of the Company at the close of business on the Shares Record Date are entitled to attend and vote at the Meeting or at any adjournment that may take place. The share register of the Company will not be closed.

We cordially invite all holders of our preferred shares to attend the Meeting in person. We encourage holders of our preferred shares planning to attend the Meeting in person to preregister by sending an email to ir@gds-services.com. However, a holder of our preferred shares entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the Meeting would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return the form of proxy in accordance with these instructions. For holders of preferred shares registered on our principal register of members in the Cayman Islands, to be valid, the form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, P.R.C., +86-21-20292200, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the General Meeting of Holders of Preferred Shares, the Proxy Card and the Proxy Statement are also available through our website at http://investors.gds-services.com.

By Order of the Board of Directors,
William Huang Wei
Chairman of the Board and
Chief Executive Officer